Exhibit 99.1

PRESS RELEASE

United States: TotalEnergies signs a new long-term solar
power supply agreement with Saint-Gobain

Paris/Houston, October 2, 2023 – TotalEnergies has signed a new 15-year renewable Power Purchase Agreement (PPA) with Saint-Gobain. This is the second long-term solar power supply agreement designed to help decarbonize the power consumption of the building materials company’s 125 industrial sites in North America.

By signing this PPA with Saint-Gobain, TotalEnergies is once again demonstrating its commitment to offering tailor-made renewable energy solutions to businesses worldwide, as it has done with Air Liquide, Amazon, Merck, Microsoft, Orange and Sasol.

Under the 100 MW PPA, TotalEnergies will supply clean energy from its Danish Fields Solar farm (Texas), helping offset Saint-Gobain’s North American Scope 2 CO2 emissions from electricity by 90,000 metric tons per year. With a capacity of 720 MW, TotalEnergies’ solar farm is expected to come online in 2024 and will be the Company’s largest utility-scale operated solar farm in the United States. This contract includes an upside sharing mechanism, under which the companies share any potential upside arising from increased market price over the contract term.

“We are truly excited to reinforce our collaboration with Saint-Gobain with this new clean energy commitment and therefore contribute to their carbon neutrality roadmap,” said Vincent Stoquart, Senior Vice President, Renewables at TotalEnergies. “TotalEnergies’ growing solar power generation portfolio in the U.S. provides concrete solutions enabling our industrial customers to decarbonize their electricity consumption. The signing of upside sharing CPPAs contributes to the objective of profitable growth for our Integrated Power business.”

Commenting on this agreement, Mark Rayfield, CEO of Saint-Gobain North America, added: “With this agreement, Saint-Gobain North America will further reduce its CO2 emissions, demonstrating how fast the manufacturing industry can transform when long term solutions are at hand. This renewable energy project is a new milestone on the way to meeting Saint-Gobain’s commitment to reduce scope 1 and 2 CO2 emissions by 33% by 2030 - compared to 2017 - and to reach carbon neutrality by 2050.”

TotalEnergies is one of the top renewable energy developers in the United States, with a portfolio of large-scale solar, storage, onsite B2B solar distributed generation, onshore and offshore wind projects that are expected to generate up to 10 GW of renewable power by 2025 and more than 25 GW by 2030.

***

TotalEnergies and renewables electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in electricity and renewables. At the end of July 2023, TotalEnergies' gross renewable electricity generation installed capacity was 19 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).